QIAO XING UNIVERSAL TELEPHONE, INC.
QIAO XING SCIENCE INDUSTRIAL PARK
TANG QUAN
HUIZHOU CITY, GUANGDONG
PEOPLE’S REPUBLIC OF CHINA 516023
April 15, 2008
By Edgar and Fax
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Paul Fischer, Esq.

Re:	Qiao Xing Universal Telephone, Inc.
Withdrawal of Registration Statement on Form F-3
(File No. 333-146365, filed September 28, 2007)(not July 30, 2007)
Ladies and Gentlemen:
     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), Qiao Xing Universal Telephone, Inc. hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Qiao Xing Universal Telephone, Inc. Registration Statement on Form F-3 (File No.333-146365) as originally filed September 28, 2007)(not July 30, 2007) and all exhibits thereto (the “Registration Statement”).
     Qiao Xing Universal Telephone, Inc. is hereby requesting such withdrawal due to the mutual termination on April 9, 2008 of the Registration Rights Agreement between Qiao Xing Universal Telephone, Inc. and the two institutional investors, to which the Registration Statement related.
     Qiao Xing Universal Telephone, Inc. hereby confirms that the Registration Statement has not been declared effective and no securities have been sold in connection with the offering contemplated by the Registration Statement.
     Accordingly, Qiao Xing Universal Telephone, Inc. hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, Qiao Xing Universal Telephone, Inc. receives notice from the Commission that this application will not be granted.

United States Securities and Exchange Commission
April 15, 2008

     Qiao Xing Universal Telephone, Inc. respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Qiao Xing Universal Telephone, Inc.’s account for future use.
     If you have any questions or comments regarding this request for withdrawal, please contact our U.S. securities counsel, Andrew N. Bernstein, Esq., at (303) 770-7131.

Sincerely,

QIAO XING UNIVERSAL TELEPHONE, INC.

	By:	/s/ RUI LIN WU

Rui Lin WU,
Chairman

cc: Andrew N. Bernstein, Esq.